YASHENG GROUP
The preparation process of Financial Statements
Attachment A

YHGG
11/3/2011

Yasheng Group (YHGG)	YSFD 01-008 V1.0
Financial statements preparation process	Page Numbering: Page 1 of 9 pages Effective Date: 2009-2011

The preparation process of Financial Statements
	姓名Name	签字Signature	日期 Date
Prepared by
Examined and verified by
Approved by:
Processes responsible department: Corporate Finance Division
Responsibility post: Director of the closing account department

Yasheng Group (YHGG)	YSFD 01-008 V1.0
Financial statements preparation process	Page Numbering: Page 1 of 9 pages Effective Date: 2009-2011

A. Process goal

This process mainly elaborates the financial statements preparation process, which will ensure that the financial statements can meet requirements of the approving authority and information disclosure.

B. Scope of application

Yasheng Group

C. The related policies and regulations

US GAAP

Yasheng Group (YHGG)	YSFD 01-008 V1.0
Financial statements preparation process	Page Numbering: Page 1 of 9 pages Effective Date: 2009-2011

D. Flow Chart

Yasheng Group (YHGG)	YSFD 01-008 V1.0
Financial statements preparation process	Page Numbering: Page 1 of 9 pages Effective Date: 2009-2011

Yasheng Group (YHGG)	YSFD 01-008 V1.0
Financial statements preparation process	Page Numbering: Page 1 of 9 pages Effective Date: 2009-2011

     E. Process description

No.	Process steps	Responsible positions / staff	Applicable policies and systems	Description of the process steps	Output documents	Discovery	Proposal

Process Description: The preparation of financial statements, including preparation of company home office's Monomer financial statements and preparation of company group's consolidated financial statements. Financial statements, including quarterly, half yearly and annual financial statements, the submitting time of each period's statements should be in accordance with the company home office's final settlement notice requirements. The annual financial statements will be submitted to China Yasheng Group. After it was audited by the accounting firm.

All the statement’s preparation entities of the company Group include the subsidiaries, the construction project manager team and fund centers under the direct Financial Department of the Company,
The flow begins.

01	Printing and distributing a Notice	Responsible person of the financial settlement of		At the end of each quarter, the responsible person of the Final Settlement Department of the Company Group will issue "Notice regarding 2010 quarterly financial accounts preparation and reporting”.	[0101] of the circular on reporting accounts for the financial
02	Submit electronic Financial statements	The reporting unit's accountant
The accountants of all the statements preparation entities of the company Group should submit the electronic version of the financial statements, including balance sheet, income statement, cash flow statement, statement of change in stockholder equity and so on.

[0201] quarterly / annual financial statements."

Yasheng Group (YHGG)	YSFD 01-008 V1.0
Financial statements preparation process	Page Numbering: Page 1 of 9 pages Effective Date: 2009-2011

No.	Process steps	Responsible positions / staff	Applicable policies and systems	Description of the process steps	Output documents	Discovery	Proposal
03	Review and feedback information	the responsible person of the Final Settlement Department of the Company Group
The responsible person of the Final Settlement Department of the Company Group will examine and verify the electronic version of the financial statements submitted by the statements preparation entities of the Company Group, and feedback the comments to them.
【0301】YHGG quarterly/ annual financial statements."
04	Submission of the official financial statements	The reporting unit's accountants
【C02】The accountants of all the statements preparation entities of the company Group should revise the statements under the feedback from the company group's Finance Department, and then the electronic version of the modified statements should be submitted to the Final Settlement Department of the Company Group's Finance Department after they are signed by the statement compiling personnel, chief financial officer and the Head of unit with company chop.
【0401】YHGG quarterly / annual financial statements."
05	The preparation of monomer financial statements of the Bureau headquarters	The responsible person of the Finance Department
The responsible person of the Final Settlement Department of the Company Group will collect the financial statements of the group headquarters and Fund Center, and the preparation of summary offsetting entries to form a single company's headquarters financial statements.

Yasheng Group company group's headquarters quarterly / annual single financial statements."
06	Preparation of consolidated financial statements	the responsible person of the Final Settlement Department of the Company Group
The responsible person of the Final Settlement Department of the Company Group will prepare Merger offset entries for company headquarters single financial statements and subsidiaries' single financial statements, and prepare the consolidated financial statements.

If they are the semi-annual or annual financial statements, which will be gone through the accounting firm's audit or review, changeover to step 07, If they are the quarterly financial statements, change over to step 08.
【"The YHGG quarterly / annual consolidated financial statements of the Second Bureau of Yasheng Group"
07	Financial statements audit or review	Accounting firm
【C03】An accounting firm will be hired by the company. The accounting firm should in accordance with the requirements of information disclosure of listed companies and GAAP examine and verify the annual financial statements, and audit the annual financial statements issuing a "review / audit report."
“YHGG annual Audit Report”
08	Approval	Minister of Corporate Finance		【C04】 Company Group's Finance Minister that is the Accounting Agency's head should sign the financial statements, and will be responsible for the authenticity and accuracy of the information.	【0801】The YHGG quarterly / annual consolidated financial statements of the Yasheng Group"

Yasheng Group (YHGG)	YSFD 01-008 V1.0
Financial statements preparation process	Page Numbering: Page 1 of 9 pages Effective Date: 2009-2011

No.	Process steps	Responsible positions / staff	Applicable policies and systems	Description of the process steps	Output documents	Discovery	Proposal
09	Approval	Company’s chief accountant
【C05】

After the signing of the financial statements, the Company's Group Chief Accountant, that is the Head in charge of accounting work, should be responsible for the authenticity and accuracy of the information of the financial statements.

【0901】"The quarterly / annual consolidated financial statements of Yasheng Group"
10	Approval	The company’s legal representative
【C06】
The legal representative of the Company, the enterprise's executive, should sign the financial statements, who will also be responsible for the authenticity and accuracy of the information of the financial statements.
【1001】"The quarterly / annual consolidated financial of Yasheng Group"
11	Report to the AG	the responsible person of the Final Settlement Department of the Company Group
The responsible person of the Final Settlement Department of the Company Group will submit the consolidated financial statements to the stock company. Consolidated financial statements include quarterly and annual financial statements; the submitting time of each period's statements should be in accordance with the company home office's final settlement notice requirements. While submitting the Annual financial statements, “annual audit report of Yasheng Group" issued by the accounting firm is also required to be submitted.

Yasheng Group (YHGG)	YSFD 01-008 V1.0
Financial statements preparation process	Page Numbering: Page 1 of 9 pages Effective Date: 2009-2011

No.	Process steps	Responsible positions / staff	Applicable policies and systems	Description of the process steps	Output documents	Discovery	Proposal
12	Archive	the responsible person of the Final Settlement Department of the Company Group
【C07】
The responsible person of the Final Settlement Department of the Company Group should keep the monomers accounts financial statements and consolidated financial statements in the archive, register and form "accounting records files directory", one year later transfer them to the Archives Management Section for safekeeping.
【1201】"Accounting records files directory"
process ends

Yasheng Group (YHGG)	YSFD 01-008 V1.0
Financial statements preparation process	Page Numbering: Page 1 of 9 pages Effective Date: 2009-2011

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